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October 30, 2014	Madrid	Washington, D.C.

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Sonia Gupta Barros, Assistant Director

Re:                             Landmark Infrastructure Partners LP

Registration Statement on Form S-11
Filed October 8, 2014
File No. 333-199221

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Landmark Infrastructure Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 2 to the Partnership’s Registration Statement on Form S-11, File No. 333-199221 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in a subsequent amendment to the Registration Statement, which the Partnership plans to file through EDGAR during the week of November 3, 2014, prior to launching the Offering.

The Offering terms are a bona fide estimate, as of October 30, 2014, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered.

Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership and its affiliates propose to sell up to 3,000,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 450,000 additional common units.  As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

In connection with our confidential submission of the Offering terms, please note that, as part of a subsequent amendment to the Registration Statement that is to be filed prior to requesting effectiveness, we will file all remaining unfiled exhibits.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and includes such price range in a subsequent filing of the Registration Statement.

*          *          *

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7459 or to William N. Finnegan IV at (713) 546-7410.

Very truly yours,

/s/ Keith Benson
Keith Benson
of Latham & Watkins LLP

Cc:                             George Doyle, Landmark Infrastructure Parters LP

William N. Finnegan IV, Latham & Watkins LLP

William J. Cernius, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP

Exhibit A